UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*
Global Employment Holdings, Inc.

(Name of Issuer)
Common Stock, $.001 par value per share

(Title of Class of Securities)
378971105

(CUSIP Number)
Scott R. Zemnick, Esq.
Victory Park Capital Advisors, LLC
227 West Monroe Street, Suite 3900
Chicago, Illinois 60606
(312) 705-2786

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)
August 14, 2009

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	378971105

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of Above Persons (Entities Only) Victory Park Capital Advisors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		- 0 -

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,496,096*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		- 0 -

WITH	10	SHARED DISPOSITIVE POWER

4,496,096*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,496,096*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

33.9%

14	TYPE OF REPORTING PERSON

OO
* Excludes 4,533,348 shares of common stock, par value $.001 per share (the “Common Stock”) of Global Employment Holdings, Inc. (the “Issuer”) issuable upon conversion of convertible notes (the “Notes”) of the Issuer and 3,199,653 shares of Common Stock issuable upon conversion of convertible preferred stock (the “Preferred Stock”) of the Issuer, which Notes and Preferred Stock are subject to so-called “blocker” provisions prohibiting the holder from converting the Notes or the Preferred Stock, as applicable, to the extent such conversion would result in the holder becoming the beneficial owner of more than 4.99% of the issued and outstanding Common Stock. This figure includes 2,410,570 shares of Common Stock issuable upon exercise of the Transaction 1 Warrant (as defined in Item 1 below). In determining the number of shares of Common Stock issuable upon exercise of the Transaction 1 Warrant, it is assumed that the Transaction 1 Warrant was exercised as of August 14, 2009, and immediately prior to that exercise, there were 19,503,706 shares of Common Stock outstanding on a fully diluted basis.

CUSIP No.	378971105

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of Above Persons (Entities Only) Victory Park Credit Opportunities Master Fund, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		- 0 -

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,496,096*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		- 0 -

WITH	10	SHARED DISPOSITIVE POWER

4,496,096*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,496,096*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

33.9%

14	TYPE OF REPORTING PERSON

OO
* Excludes 4,533,348 shares Common Stock issuable upon conversion of convertible notes of the Issuer and 3,199,653 shares of Common Stock issuable upon conversion of Preferred Stock, which Notes and Preferred Stock are subject to so-called “blocker” provisions prohibiting the holder from converting the Notes or the Preferred Stock, as applicable, to the extent such conversion would result in the holder becoming the beneficial owner of more than 4.99% of the issued and outstanding Common Stock. This figure includes 2,410,570 shares of Common Stock issuable upon exercise of the Transaction 1 Warrant (as defined in Item 1 below). In determining the number of shares of Common Stock issuable upon exercise of the Transaction 1 Warrant, it is assumed that the Transaction 1 Warrant was exercised as of August 14, 2009, and immediately prior to that exercise, there were 19,503,706 shares of Common Stock outstanding on a fully diluted basis.

CUSIP No.	378971105

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of Above Persons (Entities Only) Jacob Capital, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Illinois

	7	SOLE VOTING POWER

NUMBER OF		- 0 -

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,496,096*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		- 0 -

WITH	10	SHARED DISPOSITIVE POWER

4,496,096*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,496,096*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

33.9%

14	TYPE OF REPORTING PERSON

OO
* Excludes 4,533,348 shares Common Stock issuable upon conversion of convertible notes of the Issuer and 3,199,563 shares of Common Stock issuable upon conversion of Preferred Stock, which Notes and Preferred Stock are subject to so-called “blocker” provisions prohibiting the holder from converting the Notes or the Preferred Stock, as applicable, to the extent such conversion would result in the holder becoming the beneficial owner of more than 4.99% of the issued and outstanding Common Stock. This figure includes 2,410,570 shares of Common Stock issuable upon exercise of the Transaction 1 Warrant (as defined in Item 1 below). In determining the number of shares of Common Stock issuable upon exercise of the Transaction 1 Warrant, it is assumed that the Transaction 1 Warrant was exercised as of August 14, 2009, and immediately prior to that exercise, there were 19,503,706 shares of Common Stock outstanding on a fully diluted basis.

CUSIP No.	378971105

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of Above Persons (Entities Only) Richard Levy

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		- 0 -

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,496,096*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		- 0 -

WITH	10	SHARED DISPOSITIVE POWER

4,496,096*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,496,096*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

33.9%

14	TYPE OF REPORTING PERSON

IN
* Excludes 4,533,348 shares Common Stock issuable upon conversion of convertible notes of the Issuer and 3,199,563 shares of Common Stock issuable upon conversion of Preferred Stock, which Notes and Preferred Stock are subject to so-called “blocker” provisions prohibiting the holder from converting the Notes or the Preferred Stock, as applicable, to the extent such conversion would result in the holder becoming the beneficial owner of more than 4.99% of the issued and outstanding Common Stock. This figure includes 2,410,570 shares of Common Stock issuable upon exercise of the Transaction 1 Warrant (as defined in Item 1 below). In determining the number of shares of Common Stock issuable upon exercise of the Transaction 1 Warrant, it is assumed that the Transaction 1 Warrant was exercised as of August 14, 2009, and immediately prior to that exercise, there were 19,503,706 shares of Common Stock outstanding on a fully diluted basis.

Item 1. Security and Issuer
     This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) relates to the common stock, par value $.001 per share (the “Common Stock”), of Global Employment Holdings, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 10375 Park Meadows Drive, Suite 375, Lone Tree, Colorado 80124. This Amendment amends and supplements, as set forth below, the information contained in Item 4 and Item 5 of the Schedule 13D filed by the Reporting Persons with respect to the Issuer on April 27, 2009, as amended by Amendment No. 1 filed on August 3, 2009 (as amended, the “Schedule 13D”). All capitalized terms used but not defined herein have the meanings set forth in the Schedule 13D. Except as amended by this Amendment No. 2, all information contained in the Schedule 13D is, after reasonable inquiry and to the best of the Reporting Persons’ knowledge and belief, true, complete and correct as of the date of this Amendment.
     As of August 14, 2009, the Reporting Persons beneficially owned an aggregate of 4,496,096 shares of Common Stock (the “Subject Shares”), representing approximately 33.9% of the outstanding Common Stock. The calculation of this number and this percentage assumes (i) exercise of the Transaction 1 Warrant (as defined below) in full and (ii) exercise of the warrant to purchase 300,000 shares of Common Stock (the “Third Party Warrant”) acquired from a third party and described in Amendment No. 1 to the Schedule 13D filed on August 3, 2009 (“Amendment No. 1”). The number of shares beneficially owned by the Reporting Persons includes 2,410,570 shares of Common Stock that the Reporting Persons have the right to acquire upon exercise of a Warrant to Purchase Common Stock (the “Transaction 1 Warrant”). By its terms, the Transaction 1 Warrant is exercisable at any time, in whole or in part, for up to 11 percent of the outstanding Common Stock of the Issuer, calculated on a fully diluted basis at the time of exercise.
     Each of the Reporting Persons may also be deemed to be the beneficial owner of 4,533,348 of Common Stock issuable upon conversion of convertible notes (the “Notes”) of the Issuer, and 3,199,563 shares of Common Stock issuable upon conversion of convertible preferred stock, par value $0.01 per share (the “Preferred Stock”), of the Issuer. The Notes and the Preferred Stock are subject to so-called “blocker” provisions prohibiting the Reporting Persons from converting the Notes or the Preferred Stock, as applicable, to the extent such conversion would result in the holder becoming the beneficial owner of more than 4.99% of the issued and outstanding Common Stock. Accordingly, based on the number of outstanding shares of Common Stock as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended April 5, 2009 (the “Form 10-Q”), the Reporting Persons may not currently convert the Notes or the Preferred Stock. Consequently, the 7,733,000 shares of Common Stock issuable to the Reporting Persons upon conversion of the Notes and the Preferred Stock have not been included in the number of Subject Shares beneficially owned by the Reporting Persons.
Item 4. Purpose of Transaction
Item 4 of the Schedule 13D is amended and supplemented to add the following:
     Pursuant to the Proposal described in Amendment No. 1 to the Schedule 13D filed on August 3, 2009 (“Amendment No. 1”), on August 14, 2009, the Reporting Persons purchased the entire amounts of the Issuer’s Senior Term Loans A and B (the “Term Loans”) from a third party, increased Senior Term Loan A by $1 million through additional loans from the Reporting Persons and modified the payment terms of the Term Loans in exchange for certain fees and the Transaction 1 Warrant. The Reporting Persons expect to continue discussions with the Issuer and certain third parties in connection with the second transaction contemplated by the Proposal described in Amendment No. 1.
     The second transaction contemplated by the Proposal is subject to a number of contingencies and uncertainties including the completion of due diligence by the Reporting Persons, negotiation of terms satisfactory to the Reporting Persons, and the execution of definitive documentation. Further, the second transaction contemplated by the Proposal would involve consensual transactions with the Issuer, which approvals may or may not be obtained, and would be further contingent on the satisfaction of certain conditions (including various third party consents and approvals, and other matters outside the control of the Reporting Persons and the Issuer).
     The terms of the second transaction described in the Proposal and Amendment No. 1 may or may not (i) be consummated or (ii) change substantially during the course of such negotiations. The Reporting Persons cannot provide any assurance that any transaction with the Issuer will occur or, if such a transaction occurs, it will be consistent with the Proposal described in Amendment No. 1. As noted previously, the Reporting Persons continuously review their investment in the Issuer and reserve the right to change their plans and intentions at any time, as they deem appropriate, and to take any and all actions that they deem appropriate to maximize the value of their investment. The Reporting Persons have sought and may in the future seek the views of, hold discussions with and respond to inquiries from the Issuer’s lenders, shareholders, and/or the board of directors, officers or representatives of the Issuer, as well as other persons, regarding potential strategic alternatives for the Issuer. In connection with any such strategic alternatives and other plans or proposals that the Reporting Persons may develop, the Reporting Persons may make and negotiate proposals to and with the Issuer and/or such other persons concerning potential strategic alternatives, and may enter into agreements, including agreements to provide equity or debt financing, with the Issuer and/or such other persons in connection with those negotiations and proposals. Such discussions may include one or more actions described in subsections (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to formulate plans or make proposals, and take such action with respect thereto, including any or all of the items set forth in subsections (a) through (j) of Item 4 of Schedule 13D and any other actions, as they may determine.
Item 5. Interest in Securities of the Issuer
Item 5 of the Schedule 13D is amended and supplemented to add the following:
(a), (b) The Subject Shares represent approximately 33.9% of the Common Stock outstanding. The calculation of this percentage assumes exercise in full of both the Transaction 1 Warrant and the Third Party Warrant. In determining the number of shares of Common Stock issuable upon exercise of the Transaction 1 Warrant it is assumed that the Transaction 1 Warrant was exercised as of August 14, 2009, and that, as of that date (and immediately prior to that exercise), there were 19,503,706 shares of Common Stock outstanding on a fully diluted basis.
(c) Except for the transactions described herein or in the Schedule 13D, there have been no other transactions in the securities of the Issuer effected by the Reporting Persons in the past 60 days.
Item 7. Material to Be Filed as Exhibits
1.	Joint Filing Agreement, dated as of August 18, 2009, among the Reporting Persons, pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: August 18, 2009

VICTORY PARK CAPITAL ADVISORS, LLC

By:	Jacob Capital, L.L.C., its Manager

By:	/s/ Richard Levy
Name: Richard Levy
Title: Sole Member

VICTORY PARK CREDIT OPPORTUNITIES MASTER FUND, LTD.

By:	/s/ Richard Levy
Name: Richard Levy
Title: Attorney-in-Fact

JACOB CAPITAL, L.L.C.

By:	/s/ Richard Levy
Name: Richard Levy
Title: Sole Member

RICHARD LEVY
/s/ Richard Levy
Richard Levy

EXHIBIT INDEX
1.	Joint Filing Agreement, dated as of August 18, 2009, among the Reporting Persons, pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

EI-1